SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                         First Cherokee Bancshares, Inc.
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                                (Name of Issuer)

                         First Cherokee Bancshares, Inc.
                                  Alan D. Bobo
                                  Elwin K. Bobo
                               Michael A. Edwards
                                J. Stanley Fitts
                                Russell L. Flynn
                               Carl C. Hames, Jr.
                                C. Garry Haygood
                             Thomas D. Hopkins, Jr.
                                Bobby R. Hubbard
                                R.O. Kononen, Jr.
                                 Dennis W. Lord
                                  Larry R. Lusk
                                Stuart R. Tasman
                                Kitty A. Kendrick
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                      (Names of Person(s) Filing Statement)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                               Carl C. Hames, Jr.
                      President and Chief Executive Officer
                         First Cherokee Bancshares, Inc.
                                 9860 Highway 92
                            Woodstock, Georgia 30188
                                 (770) 591-9000
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          Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Kathryn L. Knudson, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

         This statement is filed in connection with (check the appropriate box):

         a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.[_] The filing of a registration statement under the Securities Act of 1933.

         c.[_] A tender offer.

         d.[_] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[X]

         Check the following box if the filing is a final amendment reporting the results of the transaction:[_]

                            Calculation of Filing Fee

               Transaction valuation*         Amount of filing fee
                    $ 6,081,814                      $1,217

* For purposes of calculating the fee only. This amount assumes the acquisition of 257,704 shares of common stock of the subject company for $23.60 per share. The amount of the filing fee equals 1/50th of one percent of the aggregate of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,217                  Filing Party:  First Cherokee
                                                                Bancshares, Inc.

Form or Registration No.:  Schedule 14A          Date Filed:  September 19, 2003

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


ITEM 1.    Summary Term Sheet

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.    Subject Company Information

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--Business of First Cherokee and Business of First National Bank of Cherokee, --Market for Common Stock, and --Dividend Policy," "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding" and "SPECIAL FACTORS--Recent Affiliate Transactions, and --Stock Purchases by First Cherokee."

ITEM 3.    Identity and Background of Filing Person

           The filing person and the subject company are the same person. Information regarding the persons specified in Instruction C to the
           Schedule is incorporated herein by reference to the sections of
           Exhibit 1 entitled "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--First Cherokee and First National Bank of Cherokee, and --Directors and Executive Officers."

ITEM 4.    Terms of the Transaction

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Voting at the Special Meeting, --Requirements for Shareholder Approval, and -Dissenters' Rights," "SPECIAL FACTORS--Purpose of the Reorganization Plan, --Reasons for the Reorganization,--Federal Income Tax Consequences of the Plan, and --Recommendation of the Board of Directors; Fairness of the Reorganization Plan," "DESCRIPTION OF THE PLAN," "DISSENTERS' RIGHTS," and "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--Market for Common Stock and --Description of Common Stock."

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Recent Affiliate Transactions."

ITEM 6.    Purposes of the Transaction and Plans or Proposals

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN--The Reorganization, --Cash Conversion of First Cherokee Common Stock and --Exchange of First Cherokee Stock Certificates," "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--Dividend Policy, --Directors and Executive Officers and --Market for Common Stock," and "SPECIAL FACTORS--Purpose of the Reorganization Plan, and --Effects of the Reorganization Plan on First Cherokee."

ITEM 7.    Purposes, Alternatives, Reasons and Effects

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION RELEVANT TO AN INVESTMENT IN FIRST CHEROKEE COMMON STOCK--Risk Factors," and "SPECIAL FACTORS--Purpose of the Reorganization Plan, --Alternatives Considered by the Board of Directors, --Reasons for the Reorganization, --Effects of the Reorganization Plan on First Cherokee, --Effects of the Reorganization Plan on the First National Bank of Cherokee 401(k) Plan, --Effects of the Reorganization Plan on Affiliates,--Federal Income Tax Consequences of the Plan, and --Pro Forma Effect of the Reorganization Plan."

ITEM 8.    Fairness of the Transaction

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reorganization Plan, and --First Cherokee Affiliates' Determination of Fairness of the Reorganization Plan."

ITEM 9.    Reports, Opinions, Appraisals and Negotiations

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--The T. Stephen Johnson Opinion and --Recommendation of the Board of Directors; Fairness of the Reorganization Plan."

ITEM 10.   Source and Amount of Funds or Other Consideration

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN--Source of Funds and Expenses."

ITEM 11.   Interest in Securities of the Subject Company

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Information Regarding Affiliates and --Recent Affiliate Transactions."

ITEM 12.   The Solicitation or Recommendation

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reorganization Plan, and --First Cherokee Affiliates' Determination of Fairness of the Reorganization."

ITEM 13.   Financial Statements

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN--Pro Forma Effect of the Reorganization Plan" and "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--Financial Statements."

ITEM 14.   Persons/Assets Retained, Employed, Compensated or Used

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies" AND "INFORMATION RELEVANT TO AN INVESTMENT IN FIRST CHEROKEE COMMON STOCK--Plan of Distribution."

ITEM 15.   Additional Information

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION RELEVANT TO AN INVESTMENT IN FIRST CHEROKEE COMMON STOCK."

ITEM 16.   Exhibits.

           1. Proxy Statement/Prospectus and related cover letter, dated November _____, 2003, including Appendix A--the Agreement and Plan of Reorganization, Appendix B--the Shareholders Agreement, Appendix C--S-Corporation Election Form 2553, Appendix D--Subscription Agreement, and Appendix E--Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights (incorporated herein by reference to First Cherokee Bancshares, Inc.'s Schedule 14A filed on September 19, 2003).

           2. Opinion of T. Stephen Johnson and Associates, Inc. dated August 29, 2003 (excluding Exhibits A and B).

           3. Consent of T. Stephen Johnson and Associates, Inc. dated September 18, 2003.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 18, 2003
                                                 FIRST CHEROKEE BANCSHARES, INC.


                                                 By: /s/ Carl C. Hames, Jr.
                                                     --------------------------
                                                     Carl C. Hames, Jr.
                                                     President and Chief
                                                     Executive Officer


                                                 FIRST CHEROKEE BANCSHARES, INC.
                                                 AFFILIATES:


                                                 By: /s/ Alan D. Bobo
                                                     --------------------------
                                                     Alan D. Bobo

                                                 By: /s/ Elwin K. Bobo
                                                     --------------------------
                                                     Elwin K. Bobo

                                                 By: /s/ Michael A. Edwards
                                                     --------------------------
                                                     Michael A. Edwards

                                                 By: /s/ J. Stanley Fitts
                                                     --------------------------
                                                     J. Stanley Fitts

                                                 By: /s/ Russell L. Flynn
                                                     --------------------------
                                                     Russell L. Flynn

                                                 By: /c/ Carl C. Hames, Jr.
                                                     --------------------------
                                                     Carl C. Hames, Jr.

                                                 By: /s/ C. Garry Haygood
                                                     --------------------------
                                                     C. Garry Haygood

                                                 By: /s/ Thomas D. Hopkins, Jr.
                                                     --------------------------
                                                     Thomas D. Hopkins, Jr.

                                                 By: /s/ Bobby R. Hubbard
                                                     --------------------------
                                                     Bobby R. Hubbard

                                                 By: /s/ R.O. Kononen, Jr.
                                                     --------------------------
                                                     R.O. Kononen, Jr.

                                                 By: /s/ Dennis W. Lord
                                                     --------------------------
                                                     Dennis W. Lord

                                                 By: /s/ Larry R. Lusk
                                                     --------------------------
                                                     Larry R. Lusk

                                                 By: /s/ Stuart R. Tasman
                                                     --------------------------
                                                     Stuart R. Tasman

                                                 By: /s/ Kitty A. Kendrick
                                                     --------------------------
                                                     Kitty A. Kendrick

                                  EXHIBIT INDEX


       Exhibits.

1. Proxy Statement/Prospectus and related cover letter, dated November__, 2003, including Appendix A--the Agreement and Plan of Reorganization, Appendix B-- the Shareholders Agreement, Appendix C--S-Corporation Election Form 2553, Appendix D--Subscription Agreement, and Appendix E--Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights (incorporated herein by reference to First Cherokee Bancshares, Inc.'s
    Schedule 14A filed on September 19, 2003).

 2. Opinion of T. Stephen Johnson and Associates, Inc. dated August 29, 2003 (excluding Exhibits A and B).

 3. Consent of T. Stephen Johnson and Associates, Inc. dated September 19, 2003.

                                   EXHIBIT 2
                                   ---------

                        FIRST CHEROKEE BANCSHARES, INC.
                               WOODSTOCK, GEORGIA

                       A VALUATION OF THE TRADING VALUE OF
                                  COMMON SHARES

                              AS OF AUGUST 29, 2003


T. Stephen Johnson & Associates, Inc. ("TSJ&A") has been engaged to provide an opinion as to the trading value of the common stock of First Cherokee Bancshares, Inc. ("Cherokee"), for the purpose of determining the cash price to be paid for fractional shares or shares owned by shareholders who are not eligible to be S-Corporation shareholders resulting from a corporate reorganization. TSJ&A relied upon and assumed the accuracy and completeness of publicly available information concerning Cherokee and other information provided to it by management. TSJ&A has not attempted to independently verify such information.

Cherokee is a financial holding company headquartered in Woodstock, Georgia, with one wholly-owned subsidiary, First National Bank of Cherokee and one 60 percent owned subsidiary, Cherokee National Trust, LLC. The company has operated as a commercial bank in Woodstock, Cherokee County and surrounding communities since 1989. Cherokee has a history of strong asset growth, earnings, good asset quality and leveraged capital. However, during 2002, the bank entered into a formal agreement with the Office of the Comptroller of the Currency that resulted in the bank reporting a higher level of non-performing assets, slower asset growth, reduced interest margin and marginal earnings. The formal agreement was terminated prior to the date of this valuation and management believes that asset growth and results from operations will quickly return to pre-formal agreement levels. Cherokee paid one 10 percent stock dividend in 1996 and has never paid a cash dividend.

To assist in rendering its opinion TSJ&A performed two analyses. An Investment Value was calculated by discounting future cash flows, assuming resumed growth in earnings and assuming no future cash dividends. An Assumed Trading Value was calculated by applying industry standard pricing multiples for peer group banks to the earnings per share and book value of Cherokee and reviewing the trading activity of the stock on the Nasdaq over-the-counter bulletin board during the last three years and the Cherokee treasury share purchases and sales in 2001 and 2002 as reported in its 2002 annual report.

INVESTMENT VALUE: Cherokee has been profitable every year since at least 1995. Growth of earnings has been sporadic during this period due to the bank's need to make investments from time to time to support future growth and management's attention to the bank's formal agreement with the Office of the Comptroller of the Currency which was terminated in August, 2003. Management anticipates the bank will improve its earnings trend. For purposes of this analysis earnings are projected to grow annually at a rate of 15 percent. Cherokee has not paid any cash dividend since 1995. This assumes there is no current plan to begin paying a cash dividend.

TSJ&A calculated an Investment Value assuming net income will grow at an average annual growth rate of 15.00 percent for a period of ten years. The final period ending book value was then discounted back at 11.00 percent, assumed to be the required investment return, to determine what an investor would be willing to pay today for one share of stock to be held for ten years. The resulting value is $21.97 per share. Exhibit A includes the complete analysis.

ASSUMED TRADING VALUE: Cherokee shares currently trade on the Nasdaq over-the-counter bulletin board under the ticker symbol FCKE. Cherokee shares can be described as thinly traded. During the last 36 months, Nasdaq has reported trades on 45 days with an average of 651 shares traded per trading day. During this period the stock has traded from a low of $17.00 to a high of $21.50. The last reported trade involved 200 shares traded at $20.60 on August 7, 2003.

During 2002, Cherokee sold 6,687 shares of its treasury stock at an average price of $20.92 per share and purchased 4,474 shares into treasury at average price of $21.12 per share. During 2001, Cherokee sold 14,475 shares of its treasury stock at an average price of $18.78 per share and purchased 5,554 shares into treasury at average price of $20.82 per share. Some, but not all of these trades may have been included in the Nasdaq trading reports.

TSJ&A reviewed the trading information as of June 30, 2003, for 69 commercial banks headquartered in the Southeastern United States with total assets between $100 million and $300 million, (the Peer Group). At June 30, 2003, the median trading price to book value for the Peer Group was 1.46 times and the median trading price to LTM earnings was 18.42 times. Applying these Peer Group ratios to the Cherokee common share book value of $18.74 and LTM earnings per share as of June 30, 2003 of $0.95 resulted in an assumed trading value of $27.41 and $17.46, respectively. The average of these two figures is $22.43 per share. As a comparison, the last Nasdaq over-the counter trade for FCKE was at $20.60 per share. That equates to 1.15 times book value and 22.74 times the LTM earnings as of June 30, 2003.

Cherokee does have an established market for trading its common shares, although trading activity has been low. The average daily trading volume over the last three years has been 75 shares per day compared to a median average daily trading volume of over 750 shares per day for the Peer Group. However, trading values reported by Nasdaq and company treasury stock activity have been consistent at or near the current level of $20.60 per share. Therefore, TSJ&A has not applied a marketability discount to the trading price resulting in assumed trading value of $22.43. Exhibit B includes the complete analysis.

In conclusion, TSJ&A has performed two separate analyses in an effort to render an opinion as to the trading value of the common shares of Cherokee. These analyses resulted in calculated values ranging from $21.97 and $22.43 per share, with an average of $22.20. The fact that Cherokee has experienced Nasdaq over-the-counter trading activity and the share price has been consistent with treasury stock activity, the current reported last trade price of $20.60 per share is also a fair indicator of the trading value of the common shares of Cherokee. Therefore, it is the opinion of TSJ&A that the trading value of Cherokee common shares as of August 29, 2003 ranges from a low of $20.60 to a high of $22.20.

                                    EXHIBIT 3
                                    ---------

               CONSENT OF T. STEPHEN JOHNSON AND ASSOCIATES, INC.

We consent to the inclusion of our opinion dated August 29, 2003 as an exhibit to the Transaction Statement on Schedule 13e-3 for First Cherokee Bancshares, Inc. filed with the Securities and Exchange Commission on September 18, 2003, to all references to our firm and our opinion contained in the proxy statement/prospectus attached as an exhibit to such Schedule 13e-3, and to the delivery of our opinion to shareholders of First Cherokee Bancshares, Inc. upon their request.


September 18, 2003                         T. STEPHEN JOHNSON & ASSOCIATES, INC.


                                           By:    /s/ W. James Stokes
                                                  -----------------------------
                                           Name:  W. James Stokes
                                                  -----------------------------
                                           Title: Senior Vice President
                                                  -----------------------------